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                              February 23, 2024

       Zhuo Wang
       Chairman and Chief Executive Officer
       Springview Holdings Ltd
       203 Henderson Road
       #06-01
       Henderson Industrial Park
       Singapore 159546

                                                        Re: Springview Holdings
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted February
5, 2024
                                                            CIK No. 0002002236

       Dear Zhuo Wang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 16, 2024 letter.

       Amended Draft Registration Statement on Form F-1 submitted February 5.
2024

       Risk Factors
       Our operations are and could continue to be subject to inflationary pressure..., page 17

   1. We note your response to prior comment 5 that you "witnessed impacts of inflation" on your operations and
that there is no guarantee that you will be able to efficiently pass on the resulting rise in
costs to your customers. Clarify whether, in the periods in which you witnessed such impacts,
you were able to pass along costs to customers. If you have not been able to pass along
costs in the periods where you witnessed impacts, expand to
                                                        quantify the impacts
you experienced so investors can assess the risk.
 Zhuo Wang
Springview Holdings Ltd
February 23, 2024
Page 2
Management, page 70

2. We note your response to prior comment 13. Please revise the disclosure in your registration statement to reflect Ms. Lee's appointment as a director based on her control of your majority shareholder. Refer to Item 6.A.5 of Form 20-F.
Related Party Transactions, page 78

3. We acknowledge your response to prior comment 17 and your disclosure that Kong
      Chuan Heng is your executive director's spouse. Please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the outstanding loans made to Mr. Heng during fiscal 2022 and the six months ended June 30, 2022 and
      2023.
Item 8. Exhibits and Financial Statement Schedules, page II-2

4. We acknowledge your response to prior comment 19 and the filing of the financial support letter. Your financial statements reflect five bank loans comprising your loans and borrowings. Please file each agreement or advise us why they are not material.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameZhuo Wang
                                                            Division of
Corporation Finance
Comapany NameSpringview Holdings Ltd
                                                            Office of Real
Estate & Construction
February 23, 2024 Page 2
cc:       Mengyi    Jason    Ye
FirstName LastName